EXHIBIT 99.2 – Banco Santander, S.A. Deferred Multiyear Objectives Variable Remuneration Plan (Cycle VII)

The seventh cycle of the Deferred Multiyear Objectives Variable Remuneration Plan is a remuneration system that includes the delivery of shares and share options of Banco Santander, S.A. (the “Bank” or “Banco Santander”) or of rights thereon, and has been approved by the board of directors on the terms and conditions described below:

I.	Introduction

Following a proposal by the remuneration committee, certain regulations (the "Regulations") were approved by the board of Banco Santander, S.A. at its meeting held on 27 July 2022 in execution of (i) the agreement of the board dated 24 February 2022, which approved the Seventh Cycle of the Deferred Multiyear Objectives Variable Remuneration Plan (hereinafter, the "Deferred Multiyear Objectives Variable Remuneration Plan", the “Plan” or the “Seventh Cycle of the Deferred Multiyear Objectives Variable Remuneration Plan”) as part of the 2022 Variable Remuneration Policy; and (ii) resolution Eight D adopted by the ordinary general meeting of shareholders held on 1 April 2022, which approved the implementation of the Plan, as regards the inclusion of executive directors of the Bank as beneficiaries.1 In cases where, due to the application of local ruling, the contents of the Regulations need to be modified or supplemented, the respective bodies of the institutions have adopted or shall adopt the necessary resolutions. Parties affected by the regulations resulting from such resolutions (in each case, the "Supplementary Regulations") shall be notified as appropriate.

Consequently, the Deferred Multiyear Objectives Variable Remuneration Plan is governed by the Regulations, and by the Supplementary Regulations where appropriate.

For the purposes of the Regulations, the Santander Group is understood as the group composed at any time of Banco Santander and any of its fully consolidated entities.

II.	Subjective Scope

The Seventh Cycle of the Deferred Multiyear Objectives Variable Remuneration Plan shall be applied in connection with the variable remuneration (hereinafter, the “Award”)2 with respect to 2022 for categories of staff whose professional activities have a significant impact on the risk profile of the institution, all of them together, the "Identified Staff" or “Material Risk Takers” (identified under section 32.1 of Law 10/2014 of 26 June on the organisation, supervision and solvency of financial institutions and its supplementary regulations3 or by virtue of the Group’s identification policy or of regulatory or corporate criteria in a certain

1 Terms in upper case that are not defined in these Regulations shall have the meaning ascribed to them in the terms of the resolution of the board of directors.

2 For the purposes of these Regulations, the term "Award" refers to the variable remuneration conferred to an individual during financial year 2022 for the corresponding period he/she has been considered Identified Staff. It also includes any extraordinary variable remuneration that may, where applicable, be granted to certain beneficiaries in respect of such period and be subject to the terms of these Regulations, as adapted in each case.

3 Commission Delegated Regulation (EU) 2021/923 of 25 March 2021 supplementing Directive 2013/36/EU of the European Parliament and of the Council with regard to regulatory technical standards setting out the criteria to define managerial responsibility, control functions, material business units and a significant impact on a material business unit’s risk profile, and setting out criteria for identifying staff members or categories of staff whose professional activities have an impact on the institution’s risk profile that is comparably as material as that of staff members or categories of staff referred to in Article 92(3) of that Directive (Text with EEA relevance). Likewise, the determination of the Identified Staff takes into account the Group’s Identified Staff identification policy and procedure, as well as any other regulatory or corporate criteria applicable in a given country.

country), excluding those who are beneficiaries of the Seventh Cycle of the Deferred Multiyear Objectives Variable Remuneration Plan. Identification of employees forming part of the "Identified Staff" and of the beneficiaries of this Plan is the task of the Human Resources' corporate division, pursuant to the policy approved by Banco Santander’s board to this end.

The purpose of this seventh cycle of the Plan is (a) to defer a portion of Award over a period of four or five years,4 depending on the category to which the Beneficiary belongs, subject to the non-occurrence of certain circumstances, (b) in turn, to link a portion of such amount to the performance of the Bank over a multiyear period, (c) for its payment, if applicable, in cash, in Santander shares and in options on Santander shares, and (d) also paying the other portion of such variable remuneration in cash, in Santander shares and in options on Santander shares upon commencement, all in accordance with the rules set forth below.

To the extent possible, when (i) the gross sum of total annual variable remuneration is lower than 50,000 euros and (ii) does not represent more than one third of the beneficiary's total annual remuneration, payment of such remuneration will occur immediately and fully in cash.

III.	Setting the Award

The maximum amount of the 2022 Award for each Beneficiary will be set based on their reference or objective award and taking into account the additional quantitative metrics and qualitative factors stipulated.

In any case, the variable components of the total remuneration that may be awarded to each Beneficiary in respect of the financial year 2022 may not exceed 100% of the fixed portion of their remuneration, or 200% for those Beneficiaries stated in the resolution approved by the general meeting on 1 April 2022 under item Eight C of the agenda.

The status of Beneficiary and the maximum amount of Award that the Beneficiary is eligible to receive, in accordance with the Regulations and their Supplementary Regulations, shall be individually notified.

The potential delivery of a particular percentage of the maximum amount of Award shall be deferred for 4 or 5 years,6 in accordance with the group the Beneficiary belongs to (as detailed in section 4 below). In turn, the accrual of a portion of such deferred amounts -in particular, the third and fourth annuity and, where applicable, fifth (the “Deferred Portion Subject to Objectives”)- is subject to the compliance of certain objectives referring to the 2022-2024 period (the “Multiyear Objectives”) and to the metrics and scales associated with such Multiyear Objectives, as described below. Once ended the 2024 financial year, the board will be able to set, following a proposal by the remuneration committee, the maximum amount of each annual payment of the Deferred Portion Subject to the Objectives.

Multiyear Objectives, metrics and compliance scales:

a) Achievement of the return on tangible equity (“RoTE”) target of the Bank in 2024. The RoTE coefficient corresponding to this target will be obtained from the following table:

RoTE in 2024
(%)	RoTE Coefficient
≥ 15%	1.5
≥ 12% but < 15%	0 – 1.5(*)
< 12%	0
(*)	Straight-line increase in RoTE Coefficient based on the specific percentage of RoTE in 2024, within this bracket of the scale.

4 In certain countries, the deferral period may be different to comply with applicable local regulations or with the requirements of the competent authority in each case.

b) Relative performance of the Bank’s TSR for the 2022-2024 period compared to the weighted TSRs of a peer group of 9 credit institutions.

For these purposes:

“TSR”: means the difference (expressed as a percentage) between the final value of an investment in ordinary shares of the Bank and the initial value of that investment, taking into account that for the calculation of such final value, dividends or other similar items (such as the Santander Dividendo Elección scrip dividend scheme) received by the shareholder due to such investment during the corresponding period of time will be considered as if they had been invested in more shares of the same class on the first date on which the dividend or similar item is payable to the shareholders and at the average weighted listing price on said date. To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2022 (excluded) (for the calculation of the initial value) and for the fifteen trading sessions prior to 1 January 2025 (excluded) (for the calculation of the final value) will be taken into account.

“Peer Group”: means the group made up of the following 9 financial institutions:

Bank
BBVA
BNP Paribas
Citi
Credit Agricole
HSBC
ING
Itaú
Scotiabank
Unicredit

In the event of unforeseen changes in the Peer Group and there are objective circumstances that justify it, the board of directors or, by delegation thereof, the executive committee or any director with delegated powers, subject to a report from the remuneration committee, shall have the power to adapt the comparison rules between them or to change the composition of the Peer Group.

For this TSR metric, the following achievement scale is established

TSR Position of the Bank	TSR Coefficient
Achievement of percentile 100	1.5
Between percentiles 75 and 100 (not including the latter)	0 – 1.5(*)
Between percentiles 40 and 75 (not including the latter)	0.5 – 1(*)
Below percentile 40	0
(*)	Straight-line increase in TSR coefficient according to the number of positions moved up in the ranking within this bracket of the scale.

c) Level of progress on the Bank’s public agenda responsible banking commitments, measured by means of the following metrics related to environmental, social and corporate governance (ESG) matters :

i. Target regarding women in management positions at the Promontorio, Faro and Solaruco corporate segments at year-end 2024:

% of women in management positions (**)	Coefficient 1
≥ 30.5%	1.25
≥ 30% but < 30.5%	1 – 1.25(*)
≥ 28% but < 30%	0 – 1(*)
<28%	0
(*)	Proportional increase in the coefficient according to its position within this bracket of the scale.

(**)	Senior management positions represent 1% of the total payroll.

ii. Target regarding financially empowered persons between 2019 and 2024:

Financially empowered persons (**)	Coefficient 2
≥ 14	1.25
≥ 13 but < 14	1 – 1.25(*)
≥ 9 but < 13	0 – 1(*)
<9	0
(*)	Proportional increase in the coefficient according to its position within this bracket of the scale.

(**)	Persons (who have limited or no access to banking services or are financially vulnerable) who are given access to financial services, financing and financial education to broaden their understanding and become more resilient through financial education. This target is more ambitious than the announced public commitment due to the good evolution of this metric. Furthermore, the financial inclusion target will always conform to the Group’s credit risk policy and not alter loanbook performance. The public commitment is measured with cumulative data since 2019.

iii. Green financing target between 2019 and 2024:

Green financing (**) (billions of euros)	Coefficient 3
≥ 170	1.25
≥ 160 but < 170	1 – 1.25(*)
≥ 120 but < 160	0 – 1(*)
<120	0
(*)	Proportional increase in the coefficient according to its position within this bracket of the scale.

(**)	Includes Santander’s total contribution to green financing: project finance, syndicated loans, green bonds, working capital finance, advisory services, structuring and other products to aid our customers in the transition to a low-carbon economy. It includes the public commitment and also the planned launch of new green products and green finance in retail banking. The public commitment is measured with cumulative data since 2019.

iv. Setting sector-specific decarbonisation targets in line with the Net Zero Banking Alliance (NZBA) commitment:

Number of sectors with decarbonisation targets (**)	Coefficient 4
≥ 11	1.25
= 10	1
≥ 0 but < 10	0 – 1(*)
(*)	Proportional increase in the coefficient according to its position within this bracket of the scale.

(**)	The Bank may set and announce by March 2024, an interim emissions-related target for 2030 (or earlier) for portfolios linked to climate-relevant sectors, among which the following ten sectors covered by NZBA's commitment are noted: power generation, coal, oil and gas, transport, iron and steel, aluminium, cement, mortgages, real estate and agriculture. Establishing these targets will set the Bank's roadmap to achieve its ambition to be net zero by 2050, by aligning the Bank's climate-relevant portfolios with the Paris Agreement’s goals.

v. Decarbonisation target for the electric power generation sector between 2019 and 2024:

Percentage of intensity reduction in electric power generation (**)	Coefficient 5
≥ 18.75%	1.25
≥ 15% but < 18.75%	1 – 1.25(*)
≥ 0% (***) but < 15%	0 – 1(*)
(*)	Proportional increase in the coefficient according to its position within this bracket of the scale.

(**)	The metrics in the chart measure the evolution of the decarbonisation target between 2019 and 2024, and will put the Bank on the right track to reach the targets for 2025 and 2030 on lowering the emissions intensity of the electricity generation portfolio. In this vein, in accordance with the “IEA - Net Zero emissions” scenario and the Bank’s target for 2025, the emissions of the Bank’s electricity generation portfolio shall be lowered by 21.7% by 2025 vis-à-vis 2019.

(***)	In case of increased intensity, achievement would also be 0%.

Each of the five Responsible Banking commitments described in sections (i) to (v) above will have the same weight, such that the level of achievement of this Multiyear Objective will be determined by using the following formula:

C = (1/5 x Coefficient 1 + 1/5 x Coefficient 2 + 1/5 x Coefficient 3 + 1/5 x Coefficient 4 + 1/5 x Coefficient

Thus, the following formula will be applied to determine the annual amount of the Deferred Portion Subject to Objectives, if any, payable in financial years 2026 and 2027 and, if applicable, 2028 (each of these payments, a “Final Annual Payment”), without prejudice to any adjustments that may result from malus clauses:

Final Annual Payment = Amt. x (2/5 x A + 2/5 x B + 1/5 x C)

where:

“Amt.” means half or one third of the Deferred Portion Subject to Objectives, depending on the type of Beneficiary, i.e. depending on whether the Beneficiary defers for four years or five years.

“A” is the RoTE Coefficient according to the scale and terms and conditions in paragraph A above based on the achievement of the return on tangible equity target in 2024.

“B” is the TSR Coefficient according to the scale in paragraph B above based on the relative performance of the TSR of the Bank for the 2022-2024 period with respect to the Peer Group.

“C” is the coefficient resulting from adding up the weighted coefficients for each of the five responsible banking commitments by 2024, as set forth in paragraph C above.

Assuming in any case that if “(2/5 x A + 2/5 x B + 1/5 x C)” yields a figure greater than 1.25, 1.25 shall be applied as the multiplier.

Banco Santander’s board and, by delegation of authority, the executive committee and any director with delegated powers, may

(i) interpret the resolutions of the general shareholders and board meetings, and may adapt them, without affecting their basic content, to the new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares and share options linked to the Plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares and share options with the delivery of options or shares, respectively, or of equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares and share options under the procedures that are established for the payment of taxes or when so required for regulatory, tax, operational or contractual reasons.7 In addition, they may adapt the aforementioned plan (including the adjustment or removal of any metrics and achievement scales for the Multiyear Objectives, the inclusion of additional targets for the delivery of any deferred amount of the Award or the increase of the Deferred Percentages or of the Deferral Period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms;

(ii) set, without altering the maximum amount of the Award to be delivered in shares, which executives or employees are Beneficiaries of the Plan; apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions or distributions to shareholders while the shares have not been delivered to the Beneficiaries; and, in the event that the maximum amount distributable in shares and options to be delivered to the Beneficiaries of the Plan is exceeded, authorise their deferral and payment in options or shares, respectively, of the excess or, if both limits are exceeded, authorise the deferral and payment of the excess in cash;

(iii) extend the deferral period in the jurisdiction or jurisdictions where so required and in respect of all or part of the Beneficiaries of the Award in order to adapt to the applicable regulations in force at any given time or to the requirements of the competent authority, making such adjustments as may be necessary to adapt the Award to the new deferral period.

(iv) adjust positively or negatively, following a proposal of the remuneration committee, the level of achievement of the Multiyear Objectives when regulatory changes, inorganic transactions, material changes to the Group’s composition or size or other extraordinary circumstances (such as impairments, legal changes, corporate transactions, share buy-back programmes or restructuring procedures) have occurred which affect the suitability of the metric and achievement scale established in each case and resulting in an impact not related to the performance of the executive directors and executives being evaluated;

(v) approve, where applicable, the engagement of one or more internationally recognised third parties to verify the achievement of the Multiyear Objectives. In particular, and merely by way of example, it may ask such third parties: to obtain, from appropriate sources, the data upon which the calculations of TSR are to be based; to perform the calculations of the TSR of the Bank and the TSRs of the entities within the Peer Group; to compare the Bank’s TSR with the TSRs of the entities within the Peer Group; and to provide advice on the decision as to how to act in the event of unexpected changes in the Peer Group that may require adjustments to the rules for comparison among them or on the amendment of the Peer Group in light of objective circumstances that justify such amendment (such as inorganic transactions or other extraordinary circumstances);

(vi) develop and specify the conditions upon which the receipt by the Beneficiaries of the corresponding shares, options on shares or deferred amounts is contingent, as well as determine whether, according to the Plan, the conditions upon which the receipt by the Beneficiaries of the respective shares, options on shares or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares and options on shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee; and

(vii) define whether when the option is exercised settlement is to be made in kind by delivering shares or by settling differences and regulating any mechanisms necessary or appropriate to implement such exercise, including the procedure for determination of the applicable market price.

Furthermore and as regards matters that are part of its area of authority, the board of directors has the power to develop, amend, alter or adapt the terms and conditions of the Seventh Cycle of the Deferred Multiyear Objectives Variable Remuneration Plan, as well as to substitute the above powers in favour of the person responsible for Human Resources of the Group, the general secretary or the global director of compensation of the Group.

IV.	Functioning of the Plan

The Award for financial year 2022 will be paid according to the following percentages, depending on the time of payment and on the level of the beneficiary’s remuneration (the “Immediate Payment Percentage”, to identify the portion for which payment is not deferred, and the “Deferred Percentage”, to identify the portion for which payment is deferred):

	Immediate Payment Percentage	Deferred Percentage (*)	Deferral Period (*)	Deferred Portion Subject to Objectives (*)
Executive Directors, members of senior management (****) and those beneficiaries of the Award whose target (**) total variable remuneration is ≥ €2.7 mill. (***)	40%	60%	5 years	Last 3 years (3/5 of Deferred Percentage)
Remaining members of senior management (****) and those beneficiaries of the Award whose target (**) total variable remuneration is ≥ €1.7 mill. (< €2.7 mill.). (***)	50%	50%	5 years	Last 3 years (3/5 of Deferred Percentage)
Rest of Beneficiaries of the Award. (***)	60%	40%	3 years	Last 2 years (2/4 of Deferred Percentage)
(*)	In certain countries, the deferred percentage or the deferral period may be different to comply with applicable local regulations or with the requirements of the competent authority in each case.

(**)	Benchmark variable remuneration for standard compliance (100% of objectives).

(***)	For the purposes of the assignation of a beneficiary of the twelfth cycle to the corresponding category, for those variable remunerations not denominated in euros, it will be taken into account the exchange rate average at closing corresponding to the last fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors agreed the variable remuneration of the Bank’s executive directors for 2021 (1 February 2022).

(****)	For the purposes of the Regulations, senior management comprises members included in Banco de España´s Register of senior officers.

Taking into account the foregoing, the Award for financial year 2022 of the beneficiaries of this seventh cycle will be paid as follows:

(i) In 2023, depending to the group to which they belong, each Beneficiary shall receive the Immediate Payment Percentage that corresponds to their group (the “Initial Date”, understood as the specific date at which the Immediate Payment Percentage is paid).

(ii) Payment of the Award Deferred Percentage corresponding to each group shall be deferred for a period of 4 or 5 years (the “Deferral Period”), and shall be made in fourths or fifths within thirty days of the anniversary of the Initial Date in the years 2024, 2025, 2026, 2027 and, where applicable, 2028 (the “Anniversaries”), provided the conditions detailed in the Regulations are fulfilled.

(iii) The deferred portion shall be divided in four or five parts (each one an “Annual Payment”), which will determine the maximum amount to be paid, if applicable, on each of the Anniversaries.

(iv) Each of the payments to be made (either on the Initial Date and on the Anniversaries) will be made 50% in cash, 25% in options on Santander shares and 25% in Santander shares, after applying any withholding or payment on account applicable at any time.

Notwithstanding the foregoing, Beneficiaries may choose to receive in share options the amount to be paid in shares. Such choice shall be conveyed to the Bank within the time limit set by Global Compensation function, and always before the beginning of the period for calculating the share price for 2022 Variable Remuneration.

(v) The Beneficiaries receiving Santander shares and options on Santander shares pursuant to the preceding paragraphs may not directly or indirectly hedge them before delivery thereof. They may likewise not transfer them or directly or indirectly hedge the shares or share options for one year as from the delivery thereof. In addition, share options may not be exercised until one year after their delivery.

(vi) Pursuant to the Group’s shareholding policy, the executive directors of Banco Santander may not transfer Santander shares that they receive pursuant to paragraphs (i) to (iv) above for three years from the date of delivery thereof, unless the director holds an amount in Santander shares equal to two times the director’s annual fixed remuneration.

(vii) On the occasion of each payment of the deferred amount in cash, and subject to the same requirements, it will be possible to pay to the Beneficiary in cash an amount corresponding to the adjustment of the deferred amount to the inflation calculated from the Initial Date and until the date on which each corresponding cash amount is paid, applying for these purposes the variation rate of the Consumer Price Index (Índice de Precios de Consumo) published by the National Institute of Statistics of Spain (Instituto Nacional de Estadística) between the date of accrual of the deferred cash amount and its payment date or the latest figure available on this last date. In countries different to Spain, the rate used will be the variation rate of the equivalent index published by the competent authority in each case or other mechanisms that reflect the same effect.

V.	Delivery of Shares and Share Options

The total aggregate amount of the Award that the beneficiaries can receive is limited to the maximum amount approved by the board of directors (hereinafter, “Maximum Amount of the Award”). The Award will be 50% in cash, 25% in shares of Banco Santander and 25% in share options on Banco Santander shares, based on the fair value of the share options when they are granted, although Beneficiaries may elect to receive the amount payable in shares in the form of options.

The board of directors, the executive committee and any director with delegated powers, as appropriate, will determine the amount of variable remuneration to be received by each beneficiary of the Award. Concerning the delivery of shares and options on shares, such decision shall take into account that in aggregate the beneficiaries shall respect both the maximum amount of the Award to be delivered in shares (as approved by the board of directors) to the Beneficiaries of this Award (the “Maximum Amount of the Award Distributable in Shares” or “MAADS”; and, within this maximum, the specific amount to be awarded to each of the beneficiaries, the “Individual Amount of the Award Distributable in Shares” or “IAADS”) and the maximum amount of the Award to be delivered in share options (as approved by the board of directors) to the beneficiaries (the “Maximum Amount of the Award Distributable in Share Options” or “MAADSO”; and, within this maximum, the specific amount to be awarded to each of the beneficiaries, the “Individual Amount of the Award Distributable in Share Options” or “IAADSO”).

The final number of shares directly delivered to each beneficiary, for both immediate and deferred payments, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (including withholdings and payments on account) to the variable remuneration determined by the board of directors, the executive committee and any director with delegated powers for each beneficiary, and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors agrees on the Award for the Bank’s executive directors for the financial year 2022 (the “2023 Listing Price”). Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

The number of shares of Santander that may be delivered to each beneficiary under this Award (the “Individual Award in Shares” or “IAS”), will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

IAADS
IAS	=	2023 Listing Price

Regarding share options, each option will have one share as the underlying asset and the exercise price of each option will be equal to the 2023 Listing Price.

The number of share options to be delivered to each beneficiary, for both immediate and deferred payments, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (including withholdings and payments on account); and (ii) the fair value (“FV”) calculated according to general applicable accounting rules (IFRS - International Financial Reporting Standards) for share-based payments as of the options grant date, this is the Initial Date, which will be a fraction of the 2023 Listing Price. In particular, the number of options on shares that may be delivered to each beneficiary under this Award (the “Individual Award in Share Options” or “IASO”) will be determined by applying the following formula:

IAADSO
IASO	=	2023 Listing Price x FV

The share options may be exercised one year after the time each share option is delivered and until their expiry, which shall take place 10 years after the Initial Date, subject in any event to any restrictions the applicable regulations may provide from time to time.

Any variable components of total remuneration that will be paid to each member of the Identified Staff in connection with the financial year 2022 shall be subject to the limits generally applicable for the variable remunerations of the Identified Staff.

When the Award has been set in a currency other than the euro, the applicable immediate and deferred amounts shall be converted into euro at the average closing exchange rate relating to the last fifteen trading sessions prior to the Friday (exclusive) for the week prior to 31 January 2023, the date on which the board of directors of Banco Santander plans to agree on the 2022 Incentive for executive directors. Subsequently, the number of shares and share options to be delivered will be calculated on the terms indicated above.

Shares and share options delivery mechanism

As indicated above, the Award will be paid partly in cash, partly in shares and partly in share options, the payment of which (or, in the case of share options, the exercise period) will be partly deferred in accordance with the provisions of the Regulations.

The shares shall be delivered through technical mechanisms (securities account, deposit, etc.) as appropriate in each case, and in all cases any applicable taxes and expenses shall be borne by the beneficiary. The withholding or payment on account on the remuneration in kind entailed by the delivery of shares or any other tax relating thereto shall be calculated by applying the legislation prevailing at the time of effective delivery. The beneficiary authorises the employing entity to sell, prior to delivery, the shares necessary to proceed with the corresponding withholding or payment on account, as well as for the payment of any other applicable taxes, subsequently receiving the amount of shares net of such amounts.

As appropriate, shares may be delivered by the employing entity, or failing this, when justified by circumstances, by Banco Santander or by another company in its Group, using old or new shares, already available or obtained from third parties. Likewise, if it is required or advisable for any statutory or regulatory reasons or any other reasons of a similar nature, it will be possible to substitute the delivery of shares with cash payments of equivalent value (on the end date of the retention period applicable to each delivery of shares under the twelfth cycle) or change the mechanisms of net delivery of shares in light of the procedures to be implemented for the payment of taxes.

The substitution of the delivery of shares of Banco Santander with the delivery of shares of local listed subsidiaries of the Santander Group may also be agreed, all in the terms and circumstances set out in the Regulations and, where applicable, in the corresponding Supplementary Regulations.

Regarding share options, exercising options may be allowed at any time after one year from the delivery thereof has elapsed, and until maturity, with all options lapsing after 10 years from the Initial Date.

Upon the beneficiaries’ exercise, the share options are to be settled by differences between the strike price and the market price at the moment of exercise. Said differences may be paid in cash or through the delivery of shares. The Group’s Human Resources Committee may regulate any mechanisms necessary or convenient to implement such exercise, including the procedure for determination of the applicable share market price, or empower the corresponding local bodies or individuals to arrange for said decisions.

Adjustments

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares and the conditions of the exercise of the share options to be delivered will be modified so as to maintain the percentage of the total share capital represented by those shares.

VI.	Permanence and Other Conditions

In addition to continuity of the beneficiary within the Santander Group or the beneficiary being in other situations where, pursuant to the agreement of the board of directors, the Award is maintained, the accrual of the all Annual Payments is subject to none of the circumstances which may give rise to the application of malus pursuant to the malus and clawback chapter of the Group remuneration policy arising during the period before each one of the deliveries. Furthermore, any Award amounts which have already been paid will be subject to their potential recovery (clawback) by the Bank in the events and during the time periods set forth in the aforementioned policy, and subject to the terms and conditions provided therein.

Malus and clawback provisions are triggered in the event of poor financial performance of the institution as a whole or of a specific division or area thereof or of the exposures generated by the staff, giving at least consideration to the following criteria:

a) Significant failures in risk management committed by the entity or by a business or risk control unit.

b) Increases in the institution’s or business unit’s capital requirements, which were not foreseen at the time the relevant exposures were generated.

c) Any regulatory sanctions or court resolutions related to facts which may be charged to the unit or the staff responsible for those facts. In addition, breaches of internal codes of conduct shall be taken into account.

d) Any irregular or improper conducts, either individual or collective. Any negative effects arising from the sale of inadequate products and the responsibility of the persons or bodies in charge or taken those decisions shall be particularly looked at.

In addition, individual policies for each country may include any other criteria required by applicable legal provisions or local regulators.

The Group’s Human Resources Committee or the corresponding local body will have the power to decide on the application of malus or clawback to the remuneration of the beneficiaries of this plan. Nevertheless, with respect to the beneficiaries that are members of the Promontorio segment, the Human Resources Committee shall submit its proposal to the remuneration committee for its consideration and subsequent submission to the board for its approval. In light of the above, the Human Resources Committee or the relevant local body, as applicable, and depending on the extent to which these conditions have been met, shall in each case determine the specific amount to satisfy the deferred remuneration. In any event, the application of malus or clawback will be assessed by Banco Santander’s remuneration committee pursuant to the provisions of paragraph 4.(e) of section 19 of the rules and regulations of the board and of the aforementioned chapter of the Group remuneration policy. In each case, the related tax treatment according to the prevailing legislation will be applied.

Likewise, following each delivery of shares, the Beneficiary’s rights are also contingent upon compliance with the other rules governing the Plan as set out in the Regulations and, where applicable, in the Supplementary Regulations, specifically, with regard to any shares and share options delivered to the Beneficiary, the aforementioned obligations to refrain from (a) directly or indirectly hedging them before delivery; (b) directly or indirectly transferring or hedging them for one year as from each delivery of shares and share options; and, (c) in the case of the executive directors of Banco Santander, from transferring them for three years from the date of delivery thereof, unless the director holds an amount in Santander shares equal to two times the director’s annual fixed remuneration.

Conditions relating to permanence in the Group:

When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares, share options and the cash amounts that have been deferred, as well as, where appropriate, the amounts derived from the inflationary adjustment of the deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the Beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the Beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance except where necessary to comply with mandatory regulations or, where appropriate, to avoid a conflict of interest. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares, in share options and in cash as well as, where appropriate, the amounts derived from the inflationary adjustment of the deferred amounts in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the Regulations.

Conditions relating to the Bank’s capital and liquidity position and the macroeconomic situation

Each of the payments under the Regulations is also conditional upon the corresponding body at the Bank verifying in advance that (i) such payments do not put the Bank’s capital or liquidity position at risk in accordance with the capital or liquidity targets set at any given time; and (ii) it is not advisable to make such payments or, where appropriate, they should be reduced owing to adverse macroeconomic or risk-generating circumstances.

VII.	Administration of the Plan

Banco Santander’s board and, by delegation, the executive committee and any director with delegated powers, has the necessary powers to administer the Plan, notwithstanding the possibility of authorising the appropriate bodies or departments to carry out specific tasks related thereto, and any materialisation of decisions requiring the participation of bodies or departments of the various institutions whose employees include beneficiaries. All without prejudice to the powers of attorney or other entitlements that may exist in relation thereto.

Specifically, the board and, by delegation, the executive committee and any director with delegated powers, may interpret the provisions of the Regulations and the Supplementary Regulations and adapt them to any new circumstances that may arise, without altering the basic content of the agreements of the board of directors, the maximum aggregate number of shares and share options associated to the Plan, or the essential conditions on which their delivery depends, all in the terms set out in the Regulations and in the corporate resolutions adopted in relation to this Plan. The Group’s Human Resources Committee, as part of its task to supervise and implement the Regulations and the Supplementary Regulations, may interpret the contents thereof when any such interpretation is required so as to allow an appropriate administration of the Plan.

VIII.	General Provisions

This Plan and, consequently, the status of beneficiary to whom it applies, solely and exclusively gives rise to the expectations and rights stipulated in the Regulations and, where applicable, in the Supplementary Regulations, in the terms established therein.